January 2016 Pricing Sheet dated January 15, 2016 relating to Preliminary Pricing Supplement dated January 11, 2016 Registration Statement No. 333-199966 Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. and International Equities
Contingent Income Callable Securities due January 19, 2018
All Payments on the Securities Based on the Worst Performing of the EURO STOXX 50® Index, the S&P 500® Index and the Russell 2000® Index
 Principal at Risk Securities

PRICING TERMS — January 15, 2016
Issuer:	JPMorgan Chase & Co.
Underlying indices:	EURO STOXX 50® Index (the “SX5E” Index), the S&P 500® Index (the “SPX Index”) and Russell 2000® Index (the “RTY Index”) (each an “underlying index”)
Aggregate principal amount:	$2,185,000
Optional early redemption:
We, at our discretion, may redeem the securities early, in whole but not in part, on any of the contingent payment dates (other than the final contingent payment date) for the early redemption payment.  If we intend to redeem your securities early, we will deliver notice to The Depository Trust Company, or DTC, at least five business days before the applicable contingent payment date.  Any early redemption of the securities will be at our discretion and will not automatically occur based on the performance of the underlying indices.  No further payments will be made on the securities after they have been redeemed.    No further payments will be made on the securities once they have been redeemed.

Early redemption payment:
The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) any contingent quarterly payment otherwise due with respect to the related quarterly monitoring period.

Contingent quarterly payment:
•   If the closing level of each underlying index is greater than or equal to its downside threshold level on each day during a quarterly monitoring period, we will pay a contingent quarterly payment of $43.125 (4.3125% of the stated principal amount) per security on the related contingent payment date.
•   If the closing level of any underlying index is less than its downside threshold level on any day during a quarterly monitoring period, no contingent quarterly payment will be payable with respect to that quarterly monitoring period.  It is possible that one or more of the underlying indices will be below their respective downside threshold levels on at least one day during most or all of the quarterly monitoring periods so that you will receive few or no contingent quarterly payments.

Payment at maturity:	• If the final index value of each underlying index is greater than or equal to its downside threshold level:
(i) the stated principal amount plus (ii) if the closing level of each underlying index on each day during the final quarterly monitoring period is greater than or equal to its downside threshold level, the contingent quarterly payment with respect to the final quarterly monitoring period.

• If the final index value of any underlying index is less than its downside threshold level:
(i) the stated principal amount times (ii) the index performance factor of the worst performing underlying index.  This cash payment will be less than 75% of the stated principal amount of the securities and could be zero.

Downside threshold level:
With respect to the SX5E Index: 2,214.36, which is equal to 75% of its initial index value
With respect to the SPX Index: 1,410.2475, which is equal to 75% of its initial index value
 With respect to the RTY Index: 755.79375, which is equal to 75% of its initial index value

Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security (see “Commissions and issue price” below)
Pricing date:	January 15, 2016
Original issue date (settlement date):	January 21, 2016
Maturity date:
January 19, 2018, subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement no. 4a-I

Terms continued on the following page
Agent:	J.P. Morgan Securities LLC (“JPMS”)
Commissions and issue price:	Price to public(1)	Fees and commissions	Proceeds to issuer
Per security	$1,000.00	$15.00(2)	$980.00
$5.00(3)
Total	$2,185,000.00	$43,700.00	$2,141,300.00
(1)	See “Additional Information about the Securities — Supplemental use of proceeds and hedging” in the accompanying preliminary pricing supplement for information about the components of the price to public of the securities.
(2)	JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $15.00 per $1,000 stated principal amount security it receives from us to Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”). See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-87 of the accompanying product supplement no. 4a-I.
(3)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $5.00 for each $1,000 stated principal amount security
The estimated value of the securities on the pricing date as determined by JPMS was $960.30 per $1,000 stated principal amount security.  See “Additional Information about the Securities — JPMS’s estimated value of the securities” in the accompanying preliminary pricing supplement for additional information.
The securities are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.
You should read this document together with the preliminary pricing supplement describing the offering and the related product supplement no. 4a-I, underlying supplement no. 1a-I, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.  Please also see “Additional Information about the Securities” in the accompanying preliminary pricing supplement.
Preliminary pricing supplement dated January 11, 2016: http://www.sec.gov/Archives/edgar/data/19617/000095010316010158/dp62517_424b2-3p66.htm
Product supplement no. 4a-I dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008407/e61359_424b2.pdf
Underlying supplement no. 1a-I dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008410/e61337_424b2.pdf
Prospectus supplement and prospectus, each dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008397/e61348_424b2.pdf

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (800) 869-3326.

Contingent Income Callable Securities due January 19, 2018 Based on the Worst Performing of the EURO STOXX 50® Index, the S&P 500® Index and the Russell 2000® Index Principal at Risk Securities
Terms continued from previous page:
Quarterly monitoring period:
With respect to each contingent payment date, the period from but excluding the second immediately preceding determination date (or, in the case of the first determination date, from but excluding the pricing date) to and including the immediately preceding determination date

Initial index value:
With respect to the SX5E Index: 2,952.48, which is its closing level on the pricing date
With respect to the SPX Index: 1,880.33, which is its closing level on the pricing date
 With respect to the RTY Index: 1,007.725, which is its closing level on the pricing date

Final index value:	With respect to each underlying index, the closing level on the final determination date
Worst performing underlying index:	The underlying index with the worst index performance factor
Index performance factor:	With respect to each underlying index, the final index value divided by the initial index value
Determination dates:
April 15, 2016, July 15, 2016, October 17, 2016, January 17, 2017, April 18, 2017, July 17, 2017, October 16, 2017 and January 16, 2018, subject to postponement for non-trading days and certain market disruption events.

Contingent payment dates:
With respect to each quarterly monitoring period other than the final quarterly monitoring period, the fifth business day after the related determination date on which the related quarterly monitoring period ends.  The payment of the contingent quarterly payment, if any, with respect to the final quarterly monitoring period will be made on the maturity date.

CUSIP/ISIN:	48128GJW1 / US48128GJW15
Listing:	The securities will not be listed on any securities exchange.

January 2016	Page 2